🏪You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
Edit Profile Watch this investment opportunity Share

Map data ©2021 Google
Craft BeerFamily-friendlyTakeoutWheelchair Accessible
The Craft of Brewing

Brewery

21140 Ashburn Crossing Dr., Suite 170
Ashburn, VA 20147
Get directions
Modified hours & offerings
due to the COVID 19 outbreak
View Website
Connect with us
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
The Craft of Brewing is seeking investment to grow distribution, grow e-commerce business, refinance debt and create necessary working capital.
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6 for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

The Craft of Brewing is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Silver Investor Invest $2,500 or more to qualify. Unlimited available

FREE VIP membership for mid-range investors

Gold Investor Invest $10,000 or more to qualify. 10 of 10 remaining

FREE VIP Membership and 128 Oz Drinktank Growler for valued investors.

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
OUR STORY

The Craft of Brewing is a relatively new startup brewery that inspires creativity with recipe creation for both the brewery and the home brewer. Our tap room, education-focused brewing experience and versatility of the brewery sets us apart from all other breweries in the area.

We feature 20 taps on the self-service tap wall along with 14 taps behind the bar.
Our Brew on Premise (BOP) enables home brewers to brew 20L or 50L batches onsite with the most creative freedom of any BOP in the

greater DC area.

As a young brewery we have focused on brand and cultivating our flagship labels within our taproom, but are now expanding into distribution and home brewing focused e-commerce.

This is a preview. It will become public when you start accepting investment.

OUR MISSION

Our mission at TCOB is to create a bridge between the novice or experienced home brewer and the professional brewery. We thrive to create and environment where home brewers or our own brewery can experiment and build the next great recipe.

We leverage out BOP equipment to build new test batches and get detailed data to inform market viability.

We extend the ability for the home brewer to license a recipe to TCOB for production and distribution, growing local fan favorites with the community.

We have a vision that includes scaling the BOP and tasting room through a franchise model in the long-run.

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Douglas Travers
CEO/President

Douglas ("Travis") is the visionary behind TCOB with a passion for brewing. Having been a home brewer for a decade, he embarked on creating this business nearly 6 years ago. As a US Army veteran and former NASA contractor, he is skilled with complex equipment and manufacturing. He brings day-to-day operational experience and management to TCOB working through all aspects of production, distribution, facilities and staff management. As an owner and the operational executive/manager, he is dedicated and committed to the company with his time, skills and financial commitments.

Chitra Sivanandam
CFO/Secretary

Chitra provides the back office (finance and HR) needs for the business. In her day job, she is an executive at SAIC, a federal/defense contractor and has been working with not only federal contracting for over 20 years but has also been working with the startup community for nearly 15 years. While TCOB is still in it's early stages, Chitra provides much needed support for financial management and operational support, without additional expense and leveraging skills gained in her professional career as well as her education (MBA in Finance from The Wharton School, Univ of Pennsylvania). Similarly, as an owner she is committed to financial success and growth of TCOB.

This is a preview. It will become public when you start accepting investment.

2018
Founded

10,000 sq. ft.
Floor Space

$1,250,000
Invested (by owners)

12,000
Unique Customers

135.9 BBL
Capacity

This is a preview. It will become public when you start accepting investment.

EXECUTIVE SUMMARY

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Revolving credit / Debt $10,000

Mainvest Compensation $3,000

Distribution expansion $5,000

E-commerce expansion $5,000

Working Capital (incl COVID coverage) $27,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$227,000	$329,150	$447,644	$626,702	$864,849
Cost of Goods Sold	$75,667	$109,717	$149,215	$208,901	$288,283

Gross Profit $151,333 $219,433 $298,429 $417,801 $576,566

EXPENSES

Rent $11,823 $11,955 $12,253 $12,559 $12,872
Utilities $24,000 $24,600 $25,215 $25,845 $26,491
Salaries $160,000 $200,000 $210,000 $250,000 $265,000
Insurance $6,000 $6,150 $6,303 $6,460 $6,621
Equipment Lease $38,780 $38,780 $38,780 $0 $0
Repairs & Maintenance $2,000 $2,050 $2,101 $2,153 $2,206
Legal & Professional Fees $2,000 $2,050 $2,101 $2,153 $2,206
Brewery and BOP Operations $6,000 $6,150 $6,303 $6,460 $6,621
Other fixed costs $10,000 $10,250 $10,506 $10,768 $11,037
Long term debt $9,600 $9,840 $10,086 $10,338 $10,596
Advertising $3,000 $3,075 $3,151 $3,229 $3,309
Office and Admin $2,000 $2,050 $2,101 $2,153 $2,206
Operating Profit $-123,870 $-97,517 $-30,471 $85,683 $227,401
This information is provided by The Craft of Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
DET Executive Summary (Dec 2020).pdf
TCOB Pitch Deck (Jan 2021).pdf
Financial Projections with COVID-19 Scenarios (Dec 2020 - protected).xlsm
Investment Round Status

$50,000

TARGET

$250,000

MAXIMUM

This investment round closes on March 17, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name DET Enterprises Inc
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.6×
Investment Multiple 1.35×
Business's Revenue Share 2.5%-12.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2027
Financial Condition
Historical milestones

The Craft of Brewing (TCOB) has been operating and serving customers since March 2018 and has since achieved the following milestones:

Opened location in Ashburn, VA

Achieved revenue of 172,704.80 in 2018, which then grew to 278229.15 in 2019 (>60% year-on-year growth).

Had Cost of Goods Sold (COGS) of $84,501.97, which represented gross profit margin of 51% in 2018. COGS were then $85,527.04 the following year, which implied gross profit margin of 69%.

Attracted over 3000 unique customers in 2018 which then grew to over 4600 in 2019. To date we have served nearly 10,000 unique customers.

TCOB has been operating at a net loss but expects to grow to profitability in 3-4 years.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 12/30/2020, The Craft of Brewing has debt of approximately $175,000 outstanding and a cash balance of $25,000. This debt is sourced primarily from the SBA for COVID-19 related measures as well as some equipment/collateral based loans. All other debt is unsecured and subordinate. Personal debt represented in the financial statements (due to Chitra Sivanandam) are currently being converted to equity and the liability will be removed from the business. Additional credit card debt in the financial statements (above what is shown above) is also being converted in a debt to equity conversion and will be assumed by current owners. In addition to the The Craft of Brewing's outstanding debt and the debt raised on Mainvest, The Craft of Brewing may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of The Craft of Brewing, we have had the following material changes and trends:

Decrease in revenue due to state restrictions placed on breweries limiting how we can operate and how many customers we can serve.

Continued expenses especially in regards to labor due to SBA regulations to maintain labor despite loss in revenue and new temporary operating constraints due to COVID-19.

SBA loans (EIDL and PPP) along with the accounting of unpaid rent has all been accounted for in the current year. The PPP loan is expected to be fully forgiven.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Craft of Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Craft of Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Craft of Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Craft of Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Craft of Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Craft of Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Craft of Brewing will carry some insurance, The Craft of Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Craft of Brewing could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If The Craft of Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Craft of Brewing or management), which is responsible for monitoring The Craft of Brewing's compliance with the law. The Craft of Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Craft of Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Craft of Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Craft of Brewing, and the revenue of The Craft of Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Craft of Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by The Craft of Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy